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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Atrix Laboratories, Inc.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    04962L101
                                    ---------
                                 (CUSIP Number)

                             Sanofi-Synthelabo Inc.
                                 90 Park Avenue
                            New York, New York 10016
                          Attn: John M. Spinnato, Esq.
                          ----------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 26, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                             [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            SCHEDULE 13D/A
                                                                               ---------------------------------------
CUSIP No.  04962L101                                                                                Page 2 of 7 Pages
                                                                               ---------------------------------------
======================================================================================================================
  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                                                   Sanofi-Synthelabo Inc.
======================================================================================================================
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                 (A)  [   ]
                                                                                                           (B)  [   ]
======================================================================================================================
  3    SEC USE ONLY


======================================================================================================================
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
       N/A
======================================================================================================================
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
======================================================================================================================
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                         Delaware
======================================================================================================================
      NUMBER OF         7    SOLE VOTING POWER
       SHARES                                                        824,572
    BENEFICIALLY      ================================================================================================
      OWNED BY          8    SHARED VOTING POWER
        EACH                                                           -0-
      REPORTING       ================================================================================================
       PERSON           9    SOLE DISPOSITIVE POWER
        WITH                                                         824,572
                      ================================================================================================
                        10   SHARED DISPOSITIVE POWER
                                                                       -0-
======================================================================================================================
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           824,572
======================================================================================================================
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                    [   ]
======================================================================================================================
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            3.84%
======================================================================================================================
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                             CO
======================================================================================================================

CUSIP Number:  04962L101                                             Page 3 of 7


         Sanofi-Synthelabo Inc., a Delaware corporation (the "Reporting Person"), located at 90 Park Avenue, New York, New York 10016, and a wholly owned subsidiary of Sanofi-Synthelabo, a French societe anonyme, with its principal offices located at 174 Avenue de France, 75013 Paris, Cedex 13, France, hereby amends the report on Schedule 13D filed by the Reporting Person on January 8, 2001 (the "Original Schedule 13D"), with respect to shares of Common Stock, par value $0.001 per share (the "Shares") of Atrix Laboratories, Inc., a Delaware corporation ("Atrix"), held by the Reporting Person. Terms used but not defined herein have the meanings given such terms in the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is amended as follows:

         The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of Sanofi-Synthelabo Inc. is set forth in Schedule I hereto and incorporated herein by reference.

         Neither the Reporting Person, nor to the best knowledge and belief of the Reporting Person, any of the individuals listed in Schedule I has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedule I, which is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

         The Shares described by this statement were acquired for investment purposes. Other than as set forth herein, the Reporting Persons do not have plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D.

         The Reporting Person expects to evaluate on an ongoing basis Atrix' financial condition, business operations and prospects, market price of the Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time acquire additional Shares or securities convertible or exchangeable for Shares, dispose of Shares or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected in the open-market or in privately negotiated transactions at any time and from time to time, subject to any applicable limitations of the Securities Act. To the knowledge of each Reporting Person, each of the persons listed on Schedule I may make the same evaluation and reserve the same rights.

CUSIP Number:  04962L101                                            Page 4 of 7


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         Items 5. (a), (c) and (e) are hereby amended as follows:

         (a) Sanofi-Synthelabo Inc. beneficially owns 824,572 Shares, representing approximately 3.84% of the outstanding shares (based on the number of Shares reported to be outstanding as of October 31, 2003 in Atrix' Form 10-Q for the Quarterly Period Ended September 30, 2003, filed November 19, 2003).

         (c) The Reporting Person and, to the knowledge of the Reporting Person, none of the persons listed on Schedule I has been party to any transaction in Shares during the past sixty days.

         (e) Based upon the Form 10-Q for the Quarter Ended September 30, 2001, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on October 26, 2001.

CUSIP Number:  04962L101                                            Page 5 of 7


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 13, 2004


                            SANOFI-SYNTHELABO INC.

                            By:/s/ John Spinnato
                               ---------------------------------------
                               Name:  John Spinnato
                               Title: Vice President, General Counsel
                                      and Secretary

CUSIP Number:  04962L101                                            Page 6 of 7

                                   SCHEDULE I

Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Sanofi-Synthelabo Inc.:


Board of Directors:
-------------------
Jean-Francois Dehecq
Chairman and Chief Executive Officer, Sanofi-Synthelabo S.A.
174 Avenue de France,
75013 Paris Cedex 13, France
Citizenship: France

Gregory Irace
Senior Vice President- Finance and Chief Financial Officer, Sanofi-Synthelabo
Inc.
90 Park Avenue
New York, NY 10016
Citizenship: United States

Gerard Le Fur
Senior Executive Vice President and
Executive Vice President, Scientific Affairs, Sanofi-Synthelabo S.A. 174 Avenue de France,
75013 Paris Cedex 13, France
Citizenship: France

Timothy Rothwell
President & Chief Executive Officer, Sanofi-Synthelabo Inc.
90 Park Avenue
New York, NY 10016
Citizenship: United States

John Spinnato
Vice President, General Counsel and Secretary, Sanofi-Synthelabo Inc. 90 Park Avenue
New York, NY 10016
Citizenship: United States

Hanspeter Spek
Chairman of the Board, Sanofi-Synthelabo Inc. Executive Vice
President--Operations, Sanofi-Synthelabo S.A.
174 Avenue de France,
75013 Paris Cedex 13, France
Citizenship: France

CUSIP Number:  04962L101                                           Page 7 of 7


Executive Officers:
------------------
Timothy Rothwell
President & Chief Executive Officer
90 Park Avenue
New York, NY 10016
Citizenship: United States

Gregory Irace
Senior Vice President and Chief Financial Officer
90 Park Avenue
New York, NY 10016
Citizenship: United States

Brent Ragans
Senior Vice President--Sales
90 Park Avenue
New York, NY 10016
Citizenship: United States

Jack Dean
President and Scientific Director, North America
Sanofi-Synthelabo Research International Director, Preclinical Development 9 Great Valley Parkway
Malvern, PA 19355
Citizenship: United States

John M. Spinnato
Vice President, General Counsel and Secretary
90 Park Avenue
New York, NY 10016
Citizenship: United States